Filed by Prologis, Inc. (SEC File No. 001-13545)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934 as amended.

Subject Company: Duke Realty Corporation
Commission File No.: 1-9044

Dear Colleagues,

Today, we made our proposal to acquire Duke Realty Corporation public. This was not a step we took lightly after numerous private conversations with their company. We believe the proposed transaction would be a win-win, benefitting Prologis and Duke, as well as our respective shareholders and other stakeholders.

Duke is a company with a focus similar to ours, although it is a U.S.-only logistics REIT. This acquisition would enable us to enhance our platform, build on the momentum of our Essentials business, and create more value for our shareholders.

While we are excited about this opportunity, our proposal to acquire Duke has no impact on our day-to-day operations at Prologis. All of our contracts and relationships with customers and partners remain the same. The best way you can help is by staying focused on what you do best.

We expect that our proposal will be of interest to the media, as well as analyst and investors. It is very important we speak with one voice and consistent with company policy, I ask that you refer any inquiries from investors to Jill Sawyer at jsawyer@prologis.com and any inquiries from media to Jennifer Nelson at jnelson2@prologis.com. No one else should be fielding calls on this subject.

Today’s announcement is a sign of our confidence in the continued excellence of our business performance, which is a result of the contributions that each of you make every day. As always, thank you for your hard work. We will keep you informed with appropriate updates.

Best,

Hamid

Forward-Looking Statements

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Prologis and Duke Realty operate as well as management's beliefs and assumptions. Such statements involve uncertainties that could significantly impact Prologis' financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates” including variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Prologis expects or anticipates will occur in the future --including statements relating to any possible transaction between Prologis and Duke Realty, rent and occupancy growth, acquisition and development activity, contribution and disposition activity, general conditions in the geographic areas where Prologis or Duke Realty operate, Prologis' debt, capital structure and financial position, Prologis' ability to earn revenues from co-investment ventures, form new co-investment ventures and the availability of capital in existing or new co-investment ventures --are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Prologis believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, Prologis can give no assurance that its expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) the ultimate outcome of any possible transaction between Prologis and Duke Realty, including the possibility that Duke Realty will reject the proposed transaction with Prologis; (ii) uncertainties as to whether Duke Realty will cooperate with Prologis regarding the proposed transaction; (iii) the effect of the announcement of the proposed transaction on the ability of Prologis and Duke Realty to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (iv) the timing of the proposed transaction; (v) the ability to satisfy closing conditions to the completion of the proposed transaction (including shareholder approvals); (vi) other risks related to the completion of the proposed transaction and actions related thereto; (vii) national, international, regional and local economic and political climates and conditions; (viii) changes in global financial markets, interest rates and foreign currency exchange rates; (ix) increased or unanticipated competition for Prologis' or Duke Realty's properties; (x) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xii) availability of financing and capital, the levels of debt that Prologis and Duke Realty maintain and their credit ratings; (xiii) risks related to Prologis' investments in co-investment ventures, including Prologis' ability to establish new co-investment ventures; (xiv) risks of doing business internationally, including currency risks; (xv) environmental uncertainties, including risks of natural disasters; (xvi) risks related to the coronavirus pandemic; and (xvii) those additional factors discussed under Part I, Item 1A. Risk Factors in Prologis' and Duke Realty's respective Annual Reports on Form 10-K for the year ended December 31, 2021. Prologis undertakes no duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Prologis has made for an acquisition of Duke Realty. In furtherance of this proposal and subject to future developments, Prologis (and, if a negotiated transaction is agreed, Duke Realty) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Prologis and/or Duke Realty may file with the SEC in connection with the proposed transaction.

Investors and security holders of Prologis and Duke Realty are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Prologis and/or Duke Realty, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Prologis through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Prologis and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Prologis' executive officers and directors in Prologis' definitive proxy statement filed with the SEC on March 25, 2022. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC's website http://www.sec.gov.